July 22, 2005


Marianne Drost, Esq.
Senior Vice President, Deputy General
   Counsel and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

      Re:	Verizon Communications Inc.
      	Amendment No. 4 to Form S-4
      Filed July 20, 2005
      	File No. 333-124008

		MCI, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 16, 2005

		Form 10-Q for the quarter ended March 31, 2005
		Filed May 9, 2005
		File No. 001-10415

Dear Ms. Drost:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.









Form S-4

Prospectus Cover Page/Letter to Shareholders
1. We note your response to prior comment 2. Please revise the fourth paragraph of the cover page to disclose the estimated range of any adjustment to the purchase price. Please also state that for the reasons described in the section you reference beginning on page 108, a substantial downward adjustment could occur that is substantially greater than the estimated maximum of $0.60. Please include similar disclosure in the second question and answer on page iv and in the merger consideration section of the summary on page 3.

Summary, page 1

Merger Consideration and Conversion of MCI Common Stock, page 3
2. We note your revisions in response to prior comment 4. For additional clarity, revise the second sentence in the first paragraph to indicate that MCI will pay the special cash dividend and Verizon will pay the unpaid balance as merger consideration.

Material United States Federal Income Tax Considerations, page 12
3. Revise the first sentence under "Tax Consequences of Alternative
Merger" to clearly state that the alternative merger would be "fully taxable."

The Merger, page 33

MCI`s Reasons for the Merger, page 62
4. We note the disclosure you have provided in response to prior comment 15. Please enhance your disclosure in the fourteenth bullet point regarding the substance of Mr. Notebaert`s presentation.
For
example, briefly describe what Mr. Notebaert stated regarding Qwest`s wireless resale agreement with Sprint and Qwest`s view of customer reaction to a combination of Qwest and MCI.

Analysis of MCI`s Financial Advisors, page 71

5. We note your revised disclosure on page 78 in response to prior comment 16 regarding the industry multiple ranges. Explain further how the advisors derived the multiples from "customary valuation techniques," and specify the valuation methodologies used.





Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial
Statements

Note 2.  Purchase Price, supplemental disclosure dated July 20,
2005

6. Please refer to prior comment number 21. Immediately after your preliminary estimate of the purchase price on page 129, provide a sensitivity analysis that gives effect to the range of the possible reductions in the cash dividend that will be paid by MCI and the stock purchase price for MCI as a result of the potential downward purchase price adjustment for specified liabilities and other adjustments disclosed on page 108 and throughout the document.

7. Since the purchase price that you have reflected in your schedule on page 129 is contingent upon not having specified liabilities in excess of $1.775 billion (and which does not appear to be factually supportable), tell us your consideration of using a purchase price of zero and adjusting upward for the lack of specified liabilities.

8. We note that rider A addresses some of the beliefs of MCI regarding the downward price adjustment. Revise to disclose the parties at MCI who have this belief. Does it include the board of directors and management?

9. Since the decision regarding the downward price adjustment is dependent upon both MCI`s estimate of specified liabilities and Verizon`s estimate, revise to discuss in detail Verizon`s estimate of the specified liabilities and potential downward adjustment and the parties who have contributed to the calculation of Verizon`s estimate.

10. Disclose in detail the methodology, including assumptions, used in the analysis that was performed by MCI to arrive at its estimate that the amount of specified liabilities is not expected to reduce the purchase price by more than $0.60 per MCI share, including, but not limited to, MCI`s interpretation of the merger agreement and governing law and its estimate of how a reasonable arbitrator would make a decision.

11. Disclose in detail how the interpretations of MCI and Verizon regarding the merger agreement and governing law may differ and the efforts that have been made to date to eliminate these uncertainties regarding the downward price adjustment.

12. Disclose the following information:

* the amounts of specified liabilities, in dollars and euros, presently included in the balance sheets of MCI at December 31,
2004
and March 31, 2005;

* the amounts of specified liabilities that have been paid by MCI at
December 31, 2004 and March 31, 2005;

* the total amounts, in dollars and euros, of pre-petition bankruptcy claims that would be specified liabilities and are outstanding at December 31, 2004 and March 31, 2005 and the amount that is estimated by MCI and Verizon to settle such claims, including an explanation for the estimate of all claims that will be settled at less than the amount of the claim;

* an estimate of the amount of administrative expense claims filed in the bankruptcy cases and the methodology and assumptions used to calculate the estimate;

* an estimate, in dollars and euros, of the amount of possible tax claims that may be filed as described in (iii) on page 108 (our understanding is that this would comprise international tax claims and post-bankruptcy federal and state tax claims);

* the total amounts, in dollars and euros, of all income tax liabilities as described in (iv) on page 108 and the amount that is estimated by MCI and Verizon to settle such liabilities, including an explanation for the estimate of all claims that will be settled at less than the amount of the claim;

* the exchange rate to convert from dollars to euros that you used to estimate all dollar amounts for all claims, liabilities, etc., that are denominated in euros; and

* MCI and Verizon`s rationale for the settlement of these claims at less than face value in light of this merger and the assumption of liabilities by Verizon.

Note 5. Pro Forma Adjustments, page 132

13. Please refer to prior comment number 22. Expand your disclosure in (i) to provide the basis for your statement that the repurchase of the senior notes would likely have a favorable impact on the unaudited pro forma condensed consolidated statements of income.

MCI draft Amendment No. 1 to Form 10-K for the year ended December
31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note (20) Income Taxes, page F-60

14. Please refer to prior comment number 23.  We are unable to locate
the FAS 5 disclosure for the additional federal, state and foreign
tax contingencies and claims as disclosed on page F-61.   As we
previously stated, we believe you should disclose unrecorded exposures to contingent tax liabilities as required by FAS 5.


MCI draft Amendment No. 1 to Form 10-Q for the quarter ended March
31, 2005

15. Revise, as applicable, for comments issued regarding Form 10-K for the year ended December 31, 2004.


*  *  *  *


      Please amend your Form S-4 and have MCI amend its Form 10-K and
Form 10-Q in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Sharon Virga, Senior Staff Accountant, at
(202)
551-3385 or Dean Suehiro, Senior Staff Accountant at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Senior Staff Attorney, at (202) 551-3378 or me at (202) 551-3810 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


cc:	William Regner, Esq.
	Debevoise & Plimpton LLP
	(212) 909-6836 (fax)

	Nicole A. Perez, Esq.
	Debevoise & Plimpton LLP
      (212) 521-7564 (fax)

??

??

??

??

Marianne Drost, Esq.
Verizon Communications Inc.
July 22, 2005
Page 1